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                                                                   Exhibit 99.26


                         CONSENT AND AMENDMENT AGREEMENT

         MEMORANDUM OF AGREEMENT made as of the 21st day of March, 2003.

BETWEEN:

               CIBC CAPITAL PARTNERS,
               a division of CANADIAN IMPERIAL BANK OF COMMERCE

               (hereinafter referred to as "CIBC")

                                     - and -

               POINTS INTERNATIONAL LTD.,
               a corporation continued under the laws of the Province of Ontario

               (hereinafter referred to as "Points")

                                     - and -

               USA INTERACTIVE,
               a corporation incorporated under the laws of Delaware.

               (hereinafter referred to as "USAI")

          WHEREAS Points has issued to, and CIBC is the holder of, an 11% $6,000,000 convertible debenture, amended and restated as of February 8, 2002, (the "CIBC Debenture") and a series one preferred share in the capital of Points (the "Series One Share");

          AND WHEREAS Points proposes to enter into and effect the transactions (including the relevant agreements and issuance of securities), (the "Transactions") substantially as set out in the letters to the TSX Venture Exchange attached hereto as Schedule A;

          AND WHEREAS Points is required to obtain the prior written consent of CIBC under the terms of the CIBC Debenture and the Series One Share in respect of, and to implement, certain aspects of the Transactions;

          AND WHEREAS the parties desire to amend the CIBC Debenture as set out herein;

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          AND WHEREAS the parties desire to set out their agreement as to the interpretation of certain terms of the CIBC Debenture and the Series One Share;

          AND WHEREAS the parties desire to amend the provisions of the Series One Share pursuant to the Articles of Amendment (as defined in section 2.1(a)) and to provide their agreement to seek approval to amend the provision of the Series One Share pursuant to Section 4.4;

          NOW THEREFORE, in consideration of the premises, covenants and agreements herein contained and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties covenant and agree as follows:

                                    ARTICLE I
                                 INTERPRETATION

1.1  DEFINITIONS

          Except as otherwise expressly set out herein, capitalized terms shall have the meaning ascribed thereto herein. References in this Agreement to the "parties" shall mean the parties to this Agreement and a reference to a "party" shall mean one of the parties to this Agreement.

1.2  CONSTRUCTION

          In this Agreement, unless otherwise expressly stated or the context otherwise requires:

     (a) references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular Article, Section or Appendix;

     (b) references to an "Article", "Section" or "Schedule" are references to an article, section or schedule of or to this Agreement;

     (c) words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a "person" or "persons" shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context;

     (d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

     (e) the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but as referring to all other items or

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          matters that could reasonably fall within the broadest possible scope of the general term or statement.

                                   ARTICLE II
                              CONSENTS AND WAIVERS

2.1  CONSENTS

          CIBC hereby consents to the Transactions and the implementation thereof. Without limiting the foregoing, CIBC hereby consents:

     (a) pursuant to section 5.3.2 of the CIBC Debenture to the change in the capital structure of Points resulting from the creation of preferred shares (the "Series Two Share" and "Series Three Share", respectively) and the amendment of the provisions attaching to the Series One Share on substantially the terms set out in the articles of amendment (the "Articles of Amendment") attached as Schedule B;

     (b) pursuant to section 5.3.3 of the CIBC Debenture to the issuance of the Series Two Share and the Series Three Share, and the issuance of common shares of Points ("Common Shares") from time to time upon the exercise of the warrant (the "Warrant") to be issued by Points and upon the conversion of the Series Two Share pursuant to the Transactions, to the extent that they may constitute sales of shares of Points from treasury at a price per share less than $0.40 (subject to adjustment as contemplated by section 5.4(a) of the CIBC Debenture);

     (c) pursuant to section 5.3.5 of the CIBC Debenture to the increase in the size of the board of directors of Points to eleven (11) persons, the decrease in the authorized size of the board of directors of Points to eleven (11) persons and the appointment or election of directors thereto from time to time pursuant to the terms of the Series Two Share and otherwise pursuant to the investor's rights agreement (the "Investor's Agreement") to be entered into between Points and the holder of the Series Two Share pursuant to the Transactions;

     (d) pursuant to section 5.3.8 of the CIBC Debenture to the creation and issuance of the Series Two Share and Series Three Share;

     (e) pursuant to section 5.3.11 of the CIBC Debenture to the amendment of the articles of Points to create the Series Two Share and the Series Three Share, to amend the Series One Share on substantially the terms set out in the Articles of Amendment and to amend the articles to decrease the authorized size of the board of directors of Points to eleven (11) persons; and

     (f) pursuant to section 5.3.12 of the CIBC Debenture to the entry into of the subscription agreement, the Investor's Agreement and the warrant certificates by Points in connection with the Transactions.

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2.2  WAIVER OF RIGHT OF FIRST REFUSAL

          For the purposes of, and in connection with, the Transactions CIBC hereby waives its rights under section 5.3.8 of the CIBC Debenture respecting the provision to Points of additional capital by way of debt and, for greater certainty, waives the notice requirements associated therewith.

2.3  CHANGE OF CONTROL

          Points and CIBC hereby agree that (i) the issuance of the Series Two Share and the Warrant do not constitute a "Change of Control" under the definition of such term as set out in section 1.1 of the CIBC Debenture and (ii) for purposes of determining whether or not USAI (together with its "Associates" and "Affiliates" (as such terms are defined in the CIBC Debenture) and any persons acting jointly or in concert therewith) will acquire greater than 50% of the equity (by value) of Points, the Series Two Share shall have a value, at any given point in time, equal to the value of the Common Shares into which it is convertible at that point in time, and the Warrants will have a value of zero. This Section 2.3 shall not restrict the interpretation of the definition of "Change of Control" under section 1.1 of the CIBC Debenture in the event of the issuance of Common Shares on the exercise of the Warrant such that USAI (together with its "Associates" and "Affiliates" and any persons acting jointly or in concert therewith) acquires greater than 50% of the votes attached to Points' securities entitled to vote for the election of Points' board of directors.

2.4  IRREVOCABLE APPROVAL

          CIBC, as the sole holder of the Series One Share, irrevocably approves, authorizes and consents to the Articles of Amendment and the filing thereof with the Director under the Business Corporations Act (Ontario).

                                   ARTICLE III
                                 CIBC DEBENTURE

3.1  AMENDMENT OF CIBC DEBENTURE

          Effective upon the issuance of the Series Two Share and the Warrant, the CIBC Debenture shall be amended as follows automatically and without further formality:

     (a) the text of section 2.3 of the CIBC Debenture is amended by inserting a new second paragraph as follows:

          "Notwithstanding any other provision hereof, in the event of a Change of Control as a result of the exercise of that certain warrant (the "Specified Warrant") to be issued to USA Interactive ("USAI") or an Affiliate thereof pursuant to the terms of a subscription agreement (the "Subscription Agreement") dated March 21, 2003 entered into between USAI and the Borrower, the

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          Borrower shall be entitled to prepay the Principal Amount of this
          Debenture together with all other amounts payable under this Debenture provided, for greater certainty, in this circumstance the Lender waives repayment of all accrued and unpaid interest (such that accrued interest is and shall be deemed to be nil). No Event of Default shall occur under this Debenture as a result of such Change of Control (including, for greater certainty, pursuant to Section 7.1.18 as a result of the exercise of the Specified Warrant) provided that the Borrower shall have prepaid this Debenture, in accordance with the preceding sentence, within 30 days of such Change of Control.";

     (b) the text of section 3.1 of the CIBC Debenture is amended by inserting a new second paragraph as follows:

          "Notwithstanding any other provision hereof, the Conversion Right shall (i) not be exercisable for so long as the Specified Warrant is outstanding and held by USA Interactive or an Affiliate thereof and
          (ii) terminate on that date upon which the Specified Warrant is exercised in full provided that the Borrower has repaid the Debenture in accordance with the second paragraph of Section 2.3 hereof. The Borrower shall promptly notify the Lender of the termination of the Specified Warrant or the exercise thereof in full."; and

     (c) the text of section 3.12 of the CIBC Debenture is amended by adding a subsection (d) as follows:

          "Notwithstanding any other provision hereof, if the underwriter in connection with a Prospectus or a registration under Section 3.12(c) that is an underwritten offering determines in its sole discretion that marketing factors make it advisable to limit the number of Common Shares to be underwritten, the number of Common Shares that may be included in the underwriting shall be allocated, (i) if such registration under Section 3.12(c) was initiated by the Borrower in respect of an offering of treasury securities, then first to the Borrower and second to the selling securityholder pursuant to a right to require the Borrower to file a prospectus under the investor's right agreement (the "Investor's Rights Agreement") between the Borrower and USAI (or an Affiliate thereof) to be entered into pursuant to the Subscription Agreement and the Lender on a pro rata basis, (ii) if such prospectus filing was initiated by the Lender in respect of a secondary offering pursuant to a right to require the Borrower to file a prospectus hereunder, then first to the Lender, second to the

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          selling securityholder pursuant to a right to require the Borrower to file a prospectus under the Investor's Rights Agreement and third to the Borrower, or (iii) in such manner as may be agreed among the Borrower and any selling securityholders."

3.2  CONFIRMATION

          The parties hereby confirm and agree that, except as amended hereby, the provisions of the CIBC Debenture remain in full force and effect. CIBC confirms that, as of the date of this Agreement, to the knowledge of Christopher Payne and Nolan Bederman (for greater certainty without any investigation of Points), no "Event of Default" (as such term is defined in the CIBC Debenture) has occurred and is continuing or would arise through either or both of the passage of time or giving of notice.

                                   ARTICLE IV
                           SERIES ONE PREFERRED SHARE

4.1  DETERMINATION OF DIVIDEND AMOUNT

          The parties hereto hereby acknowledge and agree for all purposes that in the event of the occurrence of a "Dividend Event" (as such term is defined in the terms of the Series One Share) as a result of the exercise of the Warrant, the operation of the terms of the Series One Share result in the amount payable to the holder of the Series One Share for purposes of section 3(a) of the terms of the Series One Share being equal to the lesser of:

     (a)  $24,000,000 less the amount paid-up on the Series One Share; and

     (b)  the sum of:

          (i)  $4,000,000; and

          (ii) the amount determined as the number of common shares into which the CIBC Debenture is then convertible multiplied by the exercise price paid per share by USAI on the exercise of the Warrants, less the amount paid-up on the Series One Share.

4.2  CONVERTIBILITY OF CIBC DEBENTURE

          Points and CIBC hereby acknowledge and agree that notwithstanding that the conversion right of CIBC under the CIBC Debenture shall not be exercisable in the circumstances set out in Section 3.1(b), the CIBC Debenture remains automatically convertible under section 3.2 thereof and therefore remains convertible for the purposes of section 5 of the terms of the Series One Share.

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4.3  DIVIDEND EVENT

          The parties hereby agree that the issuance of the Series Two Share and the Warrant do not constitute "Dividend Events" under the definition of such term as set in section 2 of the terms of the Series One Share and that ownership of such securities do not constitute beneficial ownership of the Common Shares underlying such securities. This Section 4.3 shall not restrict the interpretation of the definition of "Dividend Event" in the event of the issuance of Common Shares on the exercise of the Warrant and the conversion of the Series Two Share.

4.4  CONVERSION EVENT

          For greater certainty, the parties hereby agree that the waiver of payment of interest in the circumstances described in the second paragraph of section 2.3 of the CIBC Debenture results in no accrued interest outstanding and therefore acknowledge and agree that the repayment of the CIBC Debenture in such circumstance shall be interpreted under section 2(b)(i) of the terms of the Series One Share as repayment in full of the principal and accrued interest owing under the CIBC Debenture.

4.5  NON-DIVIDEND EVENT CHANGE OF CONTROL

     (a) The parties hereto hereby acknowledge that, under the terms of the Series One Share, the holder of the Series One Share is entitled to payment of a dividend upon the occurrence of, among other things, any person (other than CIBC) owning greater than 50% of the outstanding Common Shares. The parties further acknowledge that, by virtue of CIBC consenting to the creation and issuance of the Series Two Share, it will become possible for a person to have greater than 50% voting control of Points without owning greater than 50% of the outstanding Common Shares and that, accordingly, CIBC has suffered a diminishment of its rights under the Series One Share.

     (b) In consideration of CIBC consenting to the creation and issuance of the Series Two Share, Points hereby agrees that, subject to Sections 4.5(c), in the event of any Person (and such Person's Affiliates and Associates, and any person acting jointly or in concert with such Person) acquiring greater than 50% of the votes attached to Points' securities entitled to vote for the election of Points' board of directors or greater than 50% of the equity (by value) of Points (a "New Change of Control"), and provided that such New Change of Control is not a "Dividend Event" as such term is defined in the terms of the Series One Share, Points shall pay to the holder of the Series One Share, within 30 days of the New Change of Control, an amount equal to the amount that would have been payable to the holder of the Series One Share had the New Change of Control also constituted a "Dividend Event" under the Series One Share. For the purposes of this Section 4.5(b), "Affiliate" means an "affiliate" as defined by the Business Corporations Act (Ontario), "Associate" means an "associate" as defined by the Business Corporations Act (Ontario), and "Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative.

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     (c) Notwithstanding any other provision hereof, (i) in no event will an amount be payable under this Section 4.4 if there has been a "Liquidation Event" or a "Dividend Event" under the terms of the Series One Share prior to or contemporaneously with the New Change of Control and (ii) upon the filing of articles of amendment to give effect to the Amendments (as defined below) the obligations of Points under Section 4.5(b) shall immediately terminate other than in respect of any payment obligation arising as a result of a New Change of Control occurring prior to the filing of such articles of amendment.

     (d) Points hereby agrees to propose, at its next annual meeting or special meeting of shareholders, amendments to the articles of Points (the "Amendments") to:

          (i) amend section 2(c)(ii) of the terms of the Series One Share by deleting section 2(c)(ii) thereof and inserting in place thereof "any Person (other than Canadian Imperial Bank of Commerce) (and such Person's Affiliates and Associates, and any person acting jointly or in concert with such Person) (collectively, an "Acquiror") acquiring greater than 50% of the votes attached to the Corporation' securities entitled to vote for the election of the Corporation's board of directors or greater than 50% of the equity (by value) of the Corporation";

          (ii) amend section 2 of the terms of the Series One Share by inserting a new paragraph (d) as follows ""Affiliate" means an "affiliate" as defined by the Business Corporations Act (Ontario).";

          (iii) amend section 2 of the terms of the Series One Share by inserting a new paragraph (e) as follows ""Associate" means an "associate" as defined by the Business Corporations Act (Ontario)."; and

          (iv) amend section 2 of the terms of the Series One Share by inserting a new paragraph (f) as follows ""Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative."

     (e) Points and CIBC hereby agree that (i) the issuance of the Series Two Share and the Warrant do not constitute a New Change of Control and (ii) for purposes of determining whether or not USAI (together with its "Associates" and "Affiliates" (as such terms are defined in Section 4.5(b)) and any persons acting jointly or in concert therewith) will acquire greater than 50% of the equity (by value) of Points, the Series Two Share shall have a value, at any given point in time, equal to the value of the Common Shares into which it is convertible at that point in time, and the Warrants will have a value of zero. This Section 4.5(e) shall not restrict the interpretation of the definition of New Change of Control in the event of the issuance of Common Shares on the exercise of the Warrant such that USAI (together with its "Associates" and "Affiliates" and any persons acting jointly or in concert therewith) acquires greater than 50%

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of the votes attached to Points' securities entitled to vote for the election of
Points' board of directors.

4.6  USE OF PROCEEDS - EXERCISE OF WARRANTS

          Points shall, upon receipt of the proceeds received on exercise in full of the Warrants, use such proceeds to repay, on or before the date which is thirty (30) days following such exercise, all amounts owing under, and in accordance with, the terms of the CIBC Debenture and the Series One Share or
Section 4.4, as applicable.

                                    ARTICLE V
                                     GENERAL

5.1  BINDING EFFECT

          This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns under section 9.6 of the CIBC Debenture.

5.2  GOVERNING LAW

          This Agreement shall governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

5.3  TIME

          Time shall be of the essence of this Agreement.

5.4  AMENDMENTS IN WRITING

          No amendment, variation or waiver of the provisions of this Agreement shall be effective unless made in writing and signed by each of the parties hereto, either individually by counterpart or collectively. Any amendment, variation or waiver shall take effect on the date specified in the amendment, variation or waiver or, if not so specified, on the date on which the last party executes and delivers the amendment, variation or waiver.

5.5  SEVERABILITY

          If any portion of this Agreement or the application thereof to any circumstance shall be held invalid or unenforceable, unless such invalid provision is fundamental to the efficacy of this Agreement, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

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5.6  COUNTERPARTS

          This Agreement and any amendment, supplement or restatement thereof may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

          IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

                                        CIBC CAPITAL PARTNERS, a division of
                                        CANADIAN IMPERIAL BANK OF COMMERCE


                                        by
                                           -------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        ----------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        POINTS INTERNATIONAL LTD.


                                        by
                                           -------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        ----------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                        USA INTERACTIVE


                                        by
                                           -------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------